UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tornier N.V.

(Name of Issuer)

Ordinary Shares, par value €0.03 per share

(Title of Class of Securities)

N87237 108

(CUSIP Number)

James A. Lightman

Senior Vice President, Secretary and General Counsel

Wright Medical Group, Inc.

1023 Cherry Road

Memphis, TN 38117

(901) 867-9971

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Marko S. Zatylny

Paul M. Kinsella

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

(617) 951-7000

October 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Wright Medical Group, Inc. 13-4088127
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 10,721,809 (1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 10,721,809 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,721,809 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 21.9% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of approximately 21.9% of outstanding Shares (as defined below) is being reported hereunder solely because Wright Medical Group, Inc. (“Wright”) may be deemed to have beneficial ownership of such shares as a result of entering into the Voting and Support Agreement (as defined below) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Wright that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The calculation of the approximately 21.9% beneficial ownership is based on (i) 10,721,809 Shares beneficially owned by the shareholder that is party to the Voting and Support Agreement as of October 27, 2014, and (ii) 48,888,909 Shares deemed to be issued and outstanding as of the Measurement Date (as defined below).

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the ordinary shares, par value €0.03 per share (the “Shares”), of Tornier N.V., a Dutch public limited liability company (naamloze vennootschap) (“Tornier”). The principal executive offices of Tornier are located at Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands.

Item 2. Identity and Background

(a)–(c) and (f) The name of the person filing this statement is Wright Medical Group, Inc., a Delaware corporation (“Wright”).

The business address of Wright is 1023 Cherry Road, Memphis, Tennessee 38117. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Wright are set forth on Schedule A attached hereto, and are incorporated herein by reference. Wright is a specialty orthopaedic company that provides extremity and biologic solutions that enable clinicians to alleviate pain and restore their patients’ lifestyles. Wright’s product offerings include extremity implants for the foot, ankle, hand, elbow, and shoulder, as well as both synthetic and tissue-based bone graft substitute materials.

(d) During the last five years, neither Wright nor, to the knowledge of Wright, any of the persons set forth on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Wright nor, to the knowledge of Wright, any of the persons set forth on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On October 27, 2014, concurrently with the execution of the Merger Agreement (as defined in Item 4 below), and as an inducement for Wright to enter into the Merger Agreement, TMG Holdings Coöperatief U.A. (“TMG Holdings”) entered into a Voting and Support Agreement with Wright with respect to the Shares owned by TMG Holdings (the “Voting and Support Agreement”).

As described in the response to Item 4, the Shares beneficially owned by TMG Holdings have not been purchased by Wright, and thus no funds were used for such purpose. Wright did not pay any monetary consideration to TMG Holdings in connection with the execution and delivery of the Voting and Support Agreement.

For a description of the Voting and Support Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4. Purpose of Transaction

The purpose of the Voting and Support Agreement is to induce Wright to enter into the Merger Agreement and consummate the Merger (as defined below).

The Merger Agreement

On October 27, 2014, Tornier entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Wright, Trooper Holdings Inc., a Delaware corporation and a direct wholly-owned subsidiary of Tornier, and Trooper Merger Sub Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Tornier (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Wright (the “Merger”), with Wright surviving as an indirect wholly-owned subsidiary of Tornier.

At the effective time of the Merger as defined in the Merger Agreement (the “Effective Time”), each outstanding share of Wright common stock will be converted into the right to receive that number of Shares as determined pursuant to the exchange ratio described in the Merger Agreement (the “Exchange Ratio”). The Merger is subject to certain customary conditions, including the adoption of the Merger Agreement by Wright and Tornier shareholders, the approval by any applicable regulatory authorities, and the declaration of the effectiveness by the Securities and Exchange Commission of the Registration Statement on Form S-4 to be filed by Tornier covering Shares to be issued in connection with the Merger.

Pursuant to the terms of the Merger Agreement, as of the effective time of the Merger: (1) the board of directors of the combined company will consist of 10 individuals, including five individuals who are nominees of the board of directors of Wright immediately prior to the Effective Time and five individuals who are nominees of the board of directors of Tornier immediately prior to the Effective Time; (2) Robert J. Palmisano will be appointed Chief Executive Officer of the combined company; (3) David H. Mowry will be appointed Executive Vice President and Chief Operating Officer of the combined company; and (4) an individual designated by Tornier at a later date will be appointed Chairman of the Board of the combined company.

Further, the Merger Agreement provides that at the Effective Time of the Merger, Tornier’s articles of association will be amended to change the name of Tornier to “Wright Medical Group N.V.” and to increase the amount of authorized capital.

A description of the Merger and the Merger Agreement can be found in Wright’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 27, 2014, which description is incorporated herein by reference.

Voting and Support Agreement

On October 27, 2014, TMG Holdings and Wright entered into the Voting and Support Agreement, which provides that TMG Holdings will grant Wright a limited irrevocable proxy to vote all of the Shares as to which TMG Holdings has voting power (the “Subject Shares”) at any annual or special meeting of the shareholders of Tornier, or at any adjournment thereof solely for the adoption of the Merger Agreement, the approval of the Merger and any actions required in furtherance thereof.

The Voting and Support Agreement further provides that during the term of the Voting and Support Agreement, TMG Holdings agrees to vote the Shares over which TMG Holdings has voting power but has not granted Wright an irrevocable proxy, if any, in favor of or give its consent to, as applicable, a proposal to adopt the Merger Agreement and thereby approve the Merger at any annual or special meeting of Tornier shareholders. If Wright elects not to exercise its rights to vote the Subject Shares, TMG Holdings also agrees to vote the Subject Shares in favor of or give its consent to, as applicable, a proposal to adopt the Merger Agreement and thereby approve the Merger at any annual or special meeting of Tornier shareholders.

The Voting and Support Agreement and the obligations thereunder will also attach to any additional Shares issued to or acquired by TMG Holdings.

Under the irrevocable proxy delivered by TMG Holdings to Wright, TMG Holdings will not (i) sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of the Shares, or agree to do any of the foregoing, or (ii) take any action which would have the effect of preventing or disabling the TMG Holdings from performing its obligations under the Voting and Support Agreement.

The Voting and Support Agreement will terminate upon the earliest to occur of: (i) the date on which the Merger becomes effective, (ii) the date of any modification, waiver, change or amendment of the Merger Agreement executed after the date of the Voting and Support Agreement that results in an increase in the Exchange Ratio or a change in the form of the consideration comprising the Merger Consideration, or (iii) the termination of the Merger Agreement in accordance with its terms.

The foregoing summary of the Merger Agreement and Voting and Support Agreement is qualified in its entirety by the full text of the Merger Agreement and Voting and Support Agreement, copies of which are filed herewith as Exhibits 1 and 2, and are incorporated by reference herein.

Except as set forth above, the Reporting Person currently has no plan or proposals with respect to any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The beneficial ownership percentages described in this Schedule 13D are based on 48,888,909 Shares deemed to be issued and outstanding as of October 21, 2014 (the “Measurement Date”).

(a) As a result of the Voting and Support Agreement, Wright may be deemed for purposes of Rule 13d-3 promulgated under the Act to beneficially own 10,721,809 Shares, representing approximately 21.9% of the Shares deemed to be outstanding as of the Measurement Date. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Wright that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Except as set forth in this Item 5(a), neither Wright nor, to the knowledge of Wright, any of the persons set forth on Schedule A hereto beneficially owns any Shares.

(b) Wright is not entitled to any rights of a shareholder of Tornier as to any Shares, except for the right to vote the Shares described in Item 5(a) to the extent described in Item 4. Except to the extent that Wright may be deemed to have by virtue of its rights under the Voting and Support Agreement, Wright does not have sole or shared power to vote or to direct the voting of, or sole or shared power to dispose of or to direct the disposition of, any Shares.

(c) Except for the execution and delivery of the Merger Agreement and the Voting and Support Agreement and transactions contemplated by those agreements, neither Wright nor, to the knowledge of Wright, any of the persons set forth on Schedule A hereto has effected any transaction in the Shares during the past 60 days.

(d) Except for the Merger Agreement and the Voting and Support Agreement and the transactions contemplated by those agreements, neither Wright nor, to the knowledge of Wright, any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth and/or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Other than as described in Items 3, 4 and 5, to the knowledge of Wright, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Tornier, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Exhibit Name

1.	Agreement and Plan of Merger, dated October 27, 2014, by and among Tornier N.V., Trooper Holdings Inc., Trooper Merger Sub Inc. and Wright Medical Group, Inc., incorporated by reference to Wright’s Current Report on Form 8-K filed on October 27, 2014 (Commission file number 001-35823).

2.	Voting and Support Agreement, dated October 27, 2014, between Wright Medical Group, Inc. and TMG Holdings Coöperatief U.A., incorporated by reference to Wright’s Current Report on Form 8-K filed on October 27, 2014 (Commission file number 001-35823).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 6, 2014

Wright Medical Group, Inc.

By:	/s/ Robert J. Palmisano
	Name:	Robert J. Palmisano
	Title:	President and Chief Executive Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF WRIGHT MEDICAL GROUP, INC.

The name, business address and present principal occupation of each of the directors and executive officers of Wright Medical Group, Inc. are set forth below. Except as otherwise indicated, all of the persons listed below are citizens of the United States of America and the business address for each person is 1023 Cherry Road, Memphis, Tennessee 38117. Directors are noted with an asterisk.

Name and Business Address	Present Principal Occupation (principal business of employer)
*David D. Stevens Wright Medical Group, Inc. 1023 Cherry Road Memphis, TN 38117	Formerly Chief Executive Officer, Accredo Health Group, Inc.

*Gary D. Blackford 15170 Boulder Pointe Road Eden Prairie, MN 55347	President & Chief Executive Officer, Universal Hospital Services, Inc.

*Martin J. Emerson 4659 Fable Hill Way N. Hugo, MN 55038	President & Chief Executive Officer, Galil Medical, Inc.

*Lawrence W. Hamilton 8168 Elisabeth Lane Seminole, FL 33777	Formerly Senior Vice President, Human Resources, Tech Data Corporation

*Ronald K. Labrum 2251 E. Lone Peak Drive Kamas, UT 84036	Formerly Chief Executive Officer, FENWAL, INC.

*John L. Miclot 161 North Drive Pittsburgh, PA 15238	President and CEO, Tengion, Inc.

*Robert J. Palmisano Wright Medical Group, Inc. 1023 Cherry Road Memphis, TN 38117	President & CEO

*Amy S. Paul 2591 Brentwood Drive Holladay, UT 84121	Formerly Group Vice President, International, C.R. Bard, Inc.

*Robert J. Quillinan 310 Palm Warbler Road Kiawah Island, SC 29455	Formerly Chief Financial Officer, Coherent, Inc.

Name and Business Address	Present Principal Occupation (principal business of employer)
*Douglas G. Watson Wright Medical Group, Inc. 1023 Cherry Road Memphis, TN 38117	Chief Executive Officer, Pittencrieff Glen Associates

Lance A. Berry Wright Medical Group, Inc. 1023 Cherry Road Memphis, TN 38117	Chief Financial Officer

Julie B. Andrews Wright Medical Group, Inc. 1023 Cherry Road Memphis, TN 38117	Chief Accounting Officer

James A. Lightman Wright Medical Group, Inc. 1023 Cherry Road Memphis, TN 38117	Senior Vice President, Secretary and General Counsel